SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ________)*

INCENTRA SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45326F207

(CUSIP Number)

June 20, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_|Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45326F207	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB American Opportunities Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,008,422*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 1,008,422*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,008,422*

*RAB American Opportunities Fund Limited owns (i) 112,000 shares of common stock, (ii) term note convertible to acquire 428,571 shares of common stock and (iii) warrant exercisable to acquire 142,080 shares of common stock. RAB Investment Funds Plc through its sub-account RAB North American Dynamic Fund owns (i) 88,000 shares of common stock, (ii) term note convertible to acquire 178,571 shares of common stock and (iii) warrant exercisable to acquire 59,200 share of common stock.

Under the terms of the term note and the warrant, the note and the warrant are not convertible/exercisable if, as a result of conversion/exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 13d-1 of the Securities Exchange At of 1934, as amended.

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
7.1%**

** The denominator of the percentage used herein is 14,261,293 shares of common stock of the issuer issued and outstanding as of May 3, 2006 as disclosed by the issuer on Form S-1 filed on June 2, 2006. The numerator of the percentage used herein is 200,000 outstanding common shares of the issuer, plus 607,142 shares of common stock in aggregate underlying the term notes and 201,280 shares of common stock underlying the warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 45326F207	13G	Page 3 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Investment Funds Plc
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,008,422*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 1,008,422*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,008,422*

*RAB American Opportunities Fund Limited owns (i) 112,000 shares of common stock, (ii) term note convertible to acquire 428,571 shares of common stock and (iii) warrant exercisable to acquire 142,080 shares of common stock. RAB Investment Funds Plc through its sub-account RAB North American Dynamic Fund owns (i) 88,000 shares of common stock, (ii) term note convertible to acquire 178,571 shares of common stock and (iii) warrant exercisable to acquire 59,200 share of common stock.

Under the terms of the term note and the warrant, the note and the warrant are not convertible/exercisable if, as a result of conversion/exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 13d-1 of the Securities Exchange At of 1934, as amended.

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
7.1%**

** The denominator of the percentage used herein is 14,261,293 shares of common stock of the issuer issued and outstanding as of May 3, 2006 as disclosed by the issuer on Form S-1 filed on June 2, 2006. The numerator of the percentage used herein is 200,000 outstanding common shares of the issuer, plus 607,142 shares of common stock in aggregate underlying the term notes and 201,280 shares of common stock underlying the warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 45326F207	13G	Page 4 of 6 Pages

Item 1 (a)	Name of Issuer:
Incentra Solutions, Inc.
Item 1 (b)	Address of Issuer’s Principal Executive Offices:
1140 Pearl Street, Boulder, Colorado 80302
Item 2 (a)	Name of Person Filing: This statement is being filed by (i) RAB American Opportunities Fund Limited and (ii) RAB Investment Funds Plc.
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB American Opportunities Fund Limited RAB Investment Funds Plc c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingcom
Item 2 (c)	Citizenship: RAB American Opportunities Fund Limited is a Cayman Islands corporation. RAB Investment Funds Plc is an Ireland corporation.
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
45326F207
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 45326F207	13G	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45326F207	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2006 (Date)

RAB AMERICAN OPPORTUNITIES FUND LIMITED By: /s/ Benjamin Hill / Fraser McGee Name: Benjamin Hill / Fraser McGee Title: authorized signatories

RAB INVESTMENT FUNDS PLC By: /s/ Benjamin Hill / Fraser McGee Name: Benjamin Hill / Fraser McGee Title: authorized signatories